Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Announces the Redemption of all of its Outstanding 10.5%
     Secured Notes Due 2012

     JAG - TSX/NYSE

     CONCORD, NH, Nov. 26 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has redeemed all the remaining $878,000 aggregate principal amount of its 10.5% Secured
Notes due March 23, 2012 (the "Notes") that were not purchased on November 18,
2009 pursuant to its previously announced offer to purchase (the "Offer") and consent solicitation, which commenced on October 20, 2009 and expired on
November 17, 2009. Pursuant to the Offer, Jaguar repurchased all $85,372,000
(or 99%) of the Notes that were validly tendered into the Offer, and with the redemption today, Jaguar has repurchased or redeemed all of its remaining outstanding Notes.

     ABOUT JAGUAR MINING

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 08:00e 26-NOV-09